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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

April 7, 2010

Ms. Christine Hergenrother
Chief Financial Officer
Tegal Corporation
2201 South McDowell Boulevard
Petaluma, California 94954

> **Re: Tegal Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Filed June 26, 2009**
> **File No. 000-26824**

Dear Ms. Hergenrother:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief